FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: July 18, 2017
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant's name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled "Optibase Ltd. announces the opening of a proceeding against it in connection with its rent dispute in Geneva, Switzerland".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the "Registrant") By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: July 18, 2017

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES THE OPENING OF A
PROCEEDING AGAINST IT IN CONNECTION WITH ITS
RENT DISPUTE IN GENEVA, SWITZERLAND

HERZLIYA, Israel, July 18, 2017 – Optibase Ltd. (NASDAQ: OBAS) (the "Company" or "Optibase") announces that its subsidiary, Eldista GmbH ("Eldista"), the owner of an office building complex in Geneva, Switzerland, known as Centre des Technologies Nouvelles ("CTN complex"), received an application for conciliation from its largest tenant in Switzerland, LEM Switzerland SA (the "LEM") pursuant to which LEM mainly demands the elimination of certain alleged defects in the CTN Complex and that LEM be authorized to carry out the works at the expense of Eldista if the works are not executed within a specific time frame as well as a 20%-reduction in rent from February 2012 and until the completion of the works.

LEM demands that Eldista be ordered to reimburse a monthly amount of CHF 47,600 as rent overpayment from February 2012 (representing the 20% reduction in rent) until (i) the completion of the works or (ii) the month of the entry into force of the judgment, whichever occurs first and that Eldista be ordered to pay an amount of approximately CHF 147,000 (subject to amplification) plus interest as of May 5, 2017 as consequential damages. LEM further demands to be reserved the right to claim the reimbursement of overpaid ancillary fees. According to the application, the dispute amounts to a total of CHF 3.54 million (approximately $ 3.68 million)

A conciliation hearing will be held on September 1, 2017 before the Commission de conciliation en matière de baux et loyers of the Canton of Geneva.

If no agreement between the parties can be reached at this hearing, LEM Switzerland SA will be granted a 30 days deadline to file its application on the merits before the Tribunal des baux et loyers of the Canton of Geneva.

At this preliminary stage, the Company cannot provide an assessment as to the chances of the application to succeed and the exposure to the Company.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and in Miami, Texas and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.